UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CORRESPONDENCE

September 17, 2008
Date of Correspondence

Subjex Corporation
(Exact name of small business issuer as specified in its charter)

Minnesota	0-29711	41-1596056
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No)

3245 Hennepin Ave S Suite 1, Minneapolis MN	55408
(Address of principal executive offices)	(Zip Code)

(612) 827-2203

(Small business issuer’s telephone number, including area code)

3245 Hennepin Ave. South Suite 1 Minneapolis Minnesota USA 55408  Phone 612-827-2203 Fax 866-468-4988

Robert Babula
Staff Accountant
Division of Corporation Finance
RE: Subjex Corporation
Form 10-KSB for the fiscal year ended December 31, 2007
Form 10-KSB/A for the fiscal year ended December 31, 2007

Dear Mr. Babula

Below is our 10-KSB/A proposed draft. If the changes are appropriate and acceptable we will file the amended document immediately.

ITEM 8A.	Controls and Procedures

Internal Control Over Financial Reporting

Since the Company does not have an audit committee, its Board of Directors oversees the responsibilities of the audit committee. Its members review all accounts and figures (accounting systems) that pertain to accounting and the financial condition of the company. This includes banking, accounts payable, stocks etc. These are then forwarded to an out of house accounting firm who does all our accounting on Quick Books. Our staff and the accounting firm are in contact on a daily basis.  The accounting firm is owned by Sharon Hyder, a member of our board of directors and the mother of the CEO, Andrew Hyder. Management believes that the fees paid to the accounting firm are equivalent to those that would be paid for similar services in an arm’s length transaction.

The Board is fully aware that there is not a clear segregation of duties due to the small number of employees dealing with general administrative and financial matters. However, the board has determined that considering the employees involved the control procedures in place, risks associated with such lack of segregation are insignificant and the potential benefits of adding employees to clearly segregate duties does not justify the expenses associated with such increases at this time.

Evaluation of Disclosure Controls and Procedures

Management evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. This evaluation was conducted by our chief executive officer, principal accounting officer and the Board of Directors. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation of our controls, the chief executive officer and principal accounting officer has concluded that, subject to the limitations noted above, the disclosure controls are effective in providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared.  There were no changes in our internal controls that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls.

Limitations on the Effectiveness of Controls

Our management does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of the control system are met.  Further, any control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.  A design of a control system is also based in part upon certain assumptions about potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT’S REPORT OF INTERNAL CONTROLS OVER FINANCIAL REPORTING

It is the responsibility of Subjex Corporation’s management to establish and maintain adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934, as amended. Subjex Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Internal control over financial reporting includes policies and procedures that (1) pertain to the daily maintenance and reconciliation of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Subjex Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America; (3) provide reasonable assurance that receipts and expenditures of Subjex Corporation are being made only in accordance with authorizations of management and directors of Subjex Corporation; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Subjex Corporation’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Subjex Corporation’s internal controls over financial reporting as of December 31, 2007. Management based this assessment on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s assessment included an evaluation of the design of Subjex Corporation’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting.  Based on our assessment, management determined that for year ending December 31, 2007, our internal controls were effective.

Sincerely,
Andrew Hyder

Subjex Corporation (“Company”) acknowledges and confirms that:
•	The “Company” is responsible for the adequacy and accuracy of this disclosure and correspondence.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the small business issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Subjex Corporation
(Small business issuer)

By /s/ Andrew Hyder

(Signature)

Andrew Hyder,
President, Chief Executive Officer and Director
(Chief Financial Officer and Principal Accounting Officer)
September 17, 2008